

Mail Stop 3561

October 26, 2016

Steven J. Newby
Chief Executive Officer
Summit Midstream Partners, LP
1790 Hughes Landing Blvd, Suite 500
The Woodlands, Texas 77380

> **Re:** **Summit Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed October 4, 2016**
> **File No. 333-213950**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 29, 2016**
> **Amendment No. 1 to Form 8-K filed May 13, 2016**
> **Form 8-K filed August 5, 2016**
> **File No. 001-35666**

Dear Mr. Newby:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Selling Unitholders, page 57

2. We note that a selling unitholder in the resale offering is Summit Midstream Partners Holdings, LLC, which appears to be your parent that directly controls your general partner, Summit Midstream GP, LLC. Given the nature of the selling unitholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering. Please revise to identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

Exhibit 5.1

3. Please have counsel amend its opinion to reflect that Summit Midstream Partners Holdings, LLC is not conducting a secondary offering of its common units.

Form 10-K for Fiscal Year Ending December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition…, page 57

4. Throughout your discussion of consolidated results where changes in various line items were due to more than one factor, please revise future filings to separately quantify and disclose the impact of each material factor and the underlying causes of the changes. For example on page 59 you indicate for the year ended December 31, 2015 revenues were impacted by the recognition of deferred revenue, an increase in gathering services and related fees for the Polar and Divide and Mountaineer Midstream systems and a decrease as a result of declines in natural gas, NGLs and condensate sales for Bison Midstream, Grand River and DFW Midstream without quantifying the impact of each factor or the reasons for the changes. In addition, your discussion of costs and expenses and related individual line items on pages 59 and 60 and your segment overview beginning on page 61 does not quantify the impact of each factor resulting in material changes to such costs and expenses. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960. Please note that this comment also applies to quarterly reports on Form 10-Q.

Consolidated Overview of the Years Ended December 31, 2015, 2014 and 2013

Revenues, page 59

5. We note your disclosure in the second paragraph in your discussion of gathering services and related fees regarding the aggregate average throughput rate for natural gas during the year ended December 31, 2015 as compared to the prior year. Please explain to us why you disclose the aggregate average throughput rate for natural gas decreased when the rate was $0.46/Mcf for each year. Please also explain to us why a larger proportion

of gathering fee revenue from Mountaineer Midstream would cause a decrease in the throughput rate.

Segment Overview of the Years Ended December 31, 2015, 2014 and 2013

Marcellus Shale, page 61

6. We note segment adjusted EBITDA increased $7.3 million during 2015 and one of the contributing factors was a decline in general and administrative expenses primarily as a result of your decision to discontinue allocating certain corporate general and administrative expenses to your reportable segments beginning in the first quarter of 2015. However, it appears that allocated corporate expenses were excluded from segment adjusted EBITDA for each fiscal year as presented on page 100. As such, we are unclear how your decision to discontinue allocating certain corporate expenses to reportable segments had an impact on this metric. We note similar disclosure in your discussion of results for each of your other segments. Please advise.

Piceance Basin, page 65

7. In your discussion on page 66, you disclose that volume throughput during 2015 was favorably impacted by new pad site connections and the March 2014 start-up of a cryogenic processing plant. However, the table of operating data reflects that average throughput declined during 2015 as compared to 2014. Please advise.

8. We note your disclosure on page 67 that one of the factors causing the decrease in adjusted EBITDA of the Piceance Basin segment for the year ended December 31, 2015 was an increase in anticipated minimum volume commitment (MVC) shortfall payments which were determined to no longer be recoverable by the customer. We also note your disclosure that segment adjusted EBITDA was not impacted by the 2015 deferred revenue release because you exclude the impacts of adjustments related to MVC shortfall payments from your definition of segment adjusted EBITDA. Please explain to us how the adjustment to MVC shortfall payments was a factor affecting the decrease in segment adjusted EBITDA if adjustments related to MVC shortfall payments are excluded from the metric.

Commodity Price Risk, page 80

9. We note your disclosure on page 2, and throughout your filing, that a substantial portion of your revenue is derived from fee-based contracts, mitigating your exposure to commodity risk. In future reports please include quantitative information regarding the percent of your revenues attributable to the different types of contracts underlying your natural gas midstream services. Please tell us what this disclosure will look like.

Notes to Consolidated Financial Statements

12. Unit-Based Compensation, page 115

> 10. Please disclose the total intrinsic value of phantom and restricted unit awards exercised and the total fair value of unit awards vested for each year. Please refer to ASC 718-10-50-2d.2.

Executive Compensation

Long-Term Equity-Based Compensation Awards, page 138

> 11. We note your disclosure that an individual's SMLP LTIP award is based on SMLP's performance. In future reports, please disclose the specific items of corporate performance that are taken into account in setting the LTIP award levels. Please see Item 402(b)(2) of Regulation S-K.

Amendment No. 1 to Form 8-K filed May 13, 2016

> 12. Please explain to us why the filing did not include the audited financial statements of Ohio Condensate Company.

Form 8-K filed August 5, 2016

> 13. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

> 14. We note you disclose EBITDA, adjusted EBITDA, distributable cash flow and adjusted distributable cash flow in the table of other financial data in the earnings release but did not include the comparable GAAP measures in the same table, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products